UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10028621

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 35363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/09___ AND ENDING ___12/31/09___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NW Capital Markets Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager and Fenton LLP
_____
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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PRAGER
AND
FENTON

PRAGER AND FENTON LLP
www.pragerfenton.com

CERTIFIED
PUBLIC
ACCOUNTANTS

2381 ROSECRANS AVENUE, SUITE 350   EL SEGUNDO, CA 90245   (310) 207-2220   FAX (310) 207-0556

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Jersey City, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by NW Capital Markets Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating NW Capital Markets Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NW Capital Markets Inc.'s management is responsible for the NW Capital Markets Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger (Schedule I), noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 (Schedule II), as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009,

Noted difference of $4,067, representing amount reported on SIPC-7T in excess of the total revenues reported on the Audited Financial Statements.

NEW YORK   **LOS ANGELES**   **LONDON**

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (Schedule III) supporting the adjustments, noting overpayment of $10.17.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

Prager and Fenton LLP

March 9, 2010

AMENDED

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
035363   FINRA   DEC

NW Capital Markets Inc
10 exchange Pl Fl 17
Jersey City NJ 07302-4929
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lisa Petrosky-Muckle 201-6565-0115

2. A. General Assessment [Item 2e from page 2 (not less than $150 minimum)] $ 5,292.10

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (2,661.70)

   1/27/09 & 7/28/09
   Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   2,630.40

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,630.40

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,630.40

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NW Capital Markets Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Sr. Vice President
(Title)

Dated the 4 day of March , 20 10 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

3

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,116,838

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining Item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

     (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

     Enter the greater of line (i) or (ii)

     Total deductions 2,116,838

2d. SIPC Net Operating Revenues $

2e. General Assessment @ .0025 $ 5,292.10

(to page 1 but not less than $150 minimum)

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NW CAPITAL MARKETS INC.

SCHEDULES OF PROCEDURES
For the period from April 1, 2009 to December 31, 2009

Schedule I - Assessment Payments

Date	Check #		Amount
1/27/2009	2310 Payment with Form SIPC-4	$	150.00
7/28/2009	2390 Payment with Form SIPC-6		2,511.70
3/4/2010	2484 Payment with Amended Form SIPC-7T		2,630.40
	Amount reported on SIPC-7T Line 2A.	$	5,292.10

Schedule II - Reconciliation of Total Revenues to Item No. 2a reported on SIPC-7T

Total Revenues reported on audited financial statements	$	2,254,825.00
Less : Revenues reported on the Focus report for the period		
from January 1, 2009 to March 31, 2009.		142,054.00
		2,112,771.00
Total Revenues reported on Amended SIPC-7T		2,116,838.00
Difference due to audit adjustments not on Focus Reports	$	(4,067.00)

Schedule III - Proof of arithmetical accuracy and computation of overpayment

Total Revenues report on Amended SIPC-7T	$	2,116,838.00
General Assessment rate		0.0025
Amount reported on SIPC-7T		5,292.10
Amount on payments - (see Schedule I)		5,292.10
		-
Amount reported in excess of total revenues on financial statements	$	(4,067.00)
(See Schedule II)		
General Assessment rate		0.0025
Overpayment	$	(10.17)


REPORTS ON COMPLIANCE

NW CAPITAL MARKETS INC

REPORT PURSUANT TO RULE 17a-5(e)4

NW CAPITAL MARKETS INC.

Reports on Compliance

For the period from April 1, 2009 to December 31, 2009

CONTENTS